NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada [redacted]
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: [redacted]
Website: www.novawest.com E-Mail: novawest@no

For Immediate Release

Novawest Intersects Targeted Shear Zone Hosted Copper Mineralization Near Chibougamau

Vancouver, Tuesday November 15 2004, 4:15 p.m. PST

Novawest Resources Inc., is pleased to announce preliminary drilling results from wholly owned claims strategically located near the renowned Chibougamau Copper-Gold Camp in central Quebec. Novawest's Blueberry claims are located near Baie Nepton on Lac Chibougamau in the northern margin of the Lac Dore Complex, about 12km east of Copper Point in the Chibougamau Camp and about 26km northeast of Campbell Resources Corner Bay Cu-Ag prospect.

Eight drill holes totaling 162 metres were recently drilled on Novawest's Blueberry claims. Drilling focused on two showings located 640 metres apart along a prominent topographic linear trending 035 degrees that extends into Baie Nepton. Five holes for 114 metres were drilled at the Hug showing and 3 holes for 52 metres were drilled on the Twin Zone showing. Mineralization was intersected at each showing and sawn core from the two drill holes discussed below will be on display in the Novawest booth at the *Québec Exploration 2004* meeting in Quebec City from November 22-25. Thirty-nine samples from 27.92 metres of sawn core from seven holes have been submitted to ALS Chemex for analysis. Assay results are pending.

At the Hug Showing, vertical drillhole HG3 (9 metres long) intersected sheared sulfide vein mineralization in Lac Dore anorthosite from 0.88 to 1.93 metres. The zoned sulfide vein is massive pyrrhotite containing ~35% well-rounded, quartz-sericite wallrock inclusions (<1 to 40mm) with later chalcopyrite-rich veinlet margins (0.88-0.95 metres, 1.6-1.93 metres). True width, continuity and mineralization orientation remains to be determined by further work however the lower chalcopyrite-rich margin is at 10 degrees to core axis at 1.93 metres.

At the Twin Zone Showing 640 metres to the northeast, drillhole TZ3 was inclined at –40 degrees towards 242 degrees azimuth to a total length of 10 metres. Strongly altered, mineralized and sheared anorthosite from surface to 4.95 metres is grey-green, sericitized carbonatized chlorite with massive pyrrhotite-chalcopyrite (estimated 1% cp) veining containing 25% rounded wallrock inclusions at 0.58-0.90 metres, 1.20-1.42 metres and 2.14-3.27 metres. True width, continuity and mineralization orientation remains to be determined by further work however in places the shear foliation is at very low angles to core axis. Alteration and mineralization diminishes over 1.5 metres into moderately altered, unmineralized anorthosite by 4.95 metres.

R.D. Stewart is Novawest's Qualified Person as defined by National Instrument 43-101 for this press release.

Novawest: TSX Venture Exchange Listed - Symbol "**NVE**", S.E.C. Exemption 12(g)3-2(b), Frankfurt Exchange Listed - Symbol "**NWM**" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NOVAWEST RESOURCES INC. CONSIDERS LAWSUIT BY KNIGHT RESOURCES LTD. BOTH FRIVOLOUS AND A NUISANCE

Vancouver, Wednesday November 17 2004, 4:40 p.m. PST

On November 12, 2004, NovaWest Resources Inc. ("Novawest") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange, together with its directors and officers, was sued by Knight Resources Ltd. ("Knight").

In its suit Knight claims that by starting and announcing on April 21, 2004 a lawsuit against Anglo American Exploration (Canada) Ltd., Hudson Bay Exploration and Development Company Limited, and six individuals ("Anglo et al"), Novawest caused Knight shares to lose value. Novawest considers Knight's lawsuit to be utterly frivolous.

Patrick D. O'Brien, Novawest's president, commented on the Knight suit as follows:

> "We consider that Knight's allegations are ridiculous. Knight's stock had already been declining in price before Novawest sued "Anglo et al". During the period February 19, 2004 and April 21, 2004 Knight's stock had already declined by more than 30% in price. Novawest did not announce its suit against "Anglo et al" until after the close of the market on April 21, 2004. In the period after the Novawest suit was announced, Knight's stock experienced both gains and losses in price. However, Knight's shares lost a further 26.6% in price on October 19, 2004, its biggest percentage daily decline in the year to date, long after the Novawest announcement but only one day after Knight announced its own 2004 exploration results at the Raglan. Knight was not even mentioned in Novawest's lawsuit or in its news release. Blaming Novawest for the performance of Knight's stock is pure nonsense."

Knight alleges that Novawest and its directors and officers had "the intention of effecting trades in Knight Resources' shares so that existing Knight Resources' shareholders will sell their shares in Knight Resources, depressing the price of Knight Resources' shares generally and the amount of funds it can raise". Knight does not allege any reason why Novawest and its directors and officers would have any such intention or would derive any benefit from any such consequence. Knight's lawsuit also alleges that Novawest's news release was "false" and "made maliciously" even though the news release expressly stated:

> "The Court will ultimately determine the merits of the litigation and whether Novawest should succeed against all or any of the Defendants."

Knight's lawsuit will be vigorously defended.

Novawest: TSX Venture Exchange Listed - Symbol "**NVE**", S.E.C. Exemption 12(g)3-2(b), Frankfurt Exchange Listed - Symbol "**NWM**" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

News Release

For Immediate Release

RECEIVED
2004 DEC -1 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raglan Update – True North Property

Vancouver, Friday November 19 2004, 12:30 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), is pleased to report initial assay results from geological mapping and prospecting on the True North Property. The True North Property is owned jointly by: Novawest Resources Inc. (35%), Cascadia International Resources Inc. (35%), and Minera Capital Corp. (30%). It is part of the Novawest/Cascadia Raglan Assemblage, located in the Cape Smith (Raglan) Belt of Nunavik, northern Quebec.

The southern boundary of the True North property is approximately 2.5 km to the north of the Cross Lake deposits of Falconbridge Ltd. in an area underlain mainly by basalts and ultramafic sills of the Chukotat Group. Company geologists and prospectors investigated the 124.5 square kilometre claim block and collected 37 peridotite, pyroxenite, and gabbro surface samples for geochemical analysis. Mafic and ultramafic rocks are known to contain nickel, copper, and platinum group elements (PGE) such as platinum, palladium, and rhodium. 13 samples of the 37 collected contain >0.1 % nickel and/or copper and are sulphide-bearing. Up to 2.79 g/t Pt+Pd were obtained in a sample with 1.2% Ni and 0.96% Cu (sample B373939). The highest values, listed in Table 1, were obtained from frost-heaved or float samples near the southern boundary of the property approximately 3 km north-northwest of the Cross Lake deposits. The occurrence of a relatively large number of loose surface samples in an area coinciding with an aeromagnetic anomaly is an indication that the specimens are of local origin.

Table 1

Sample Number	Ni (ppm)	Cu (ppm)	Co (ppm)	S (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
B373932	5490	2870	200	2.72	0.05	0.14	0.04
B373933	7960	7930	300	4.49	0.06	0.16	<0.03
B373934	4430	1920	300	20.30	0.14	0.46	<0.03
B373935	5030	2160	400	23.00	0.15	0.55	<0.03
B373936	4140	2240	300	9.64	0.12	0.79	<0.03
B373939	12250	9560	100	10.45	0.71	2.08	0.08
B373940	2300	1100	200	3.18	0.07	0.21	0.04
B373942	8850	1860	400	4.56	0.24	0.76	<0.03
B373943	3750	5420	200	3.22	0.36	0.86	0.03
B373944	8880	5470	400	9.03	0.26	0.86	<0.03

(10 000 ppm = 1%)

In Table 2, assays of sulphide-bearing ultramafic rocks from the southwestern part of True North are shown.

Table 2

Sample Number	Ni (ppm)	Cu (ppm)	Co (ppm)	S (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
B373927	1700	490	190	2.40	0.03	0.04	<0.03
B373895	1190	64	95	0.43	<0.005	0.004	0.019
B373899	1155	44	84	0.08	<0.005	0.005	0.001

Assay results from all 37 specimens are presented on the company's website (http://www.novawest.com) where sample locations are shown on an aeromagnetic map of the property. As can be seen on this map, the sample locations are closely associated with strong magnetic anomalies where peridotite and pyroxenites have been mapped.

The investigations in the True North property were conducted late in the 2004 field season and the first arctic snow, fog, and strong wind did not allow completion of the geological mapping and prospecting. These initial results and the association of the samples listed in Tables 1 and 2 with ultramafic sills and/or magnetic anomalies, however, provide new targets for detailed prospecting in

2005. [illegible] company plans to complete the geological investigations and conduct detailed ground-geophysical surveys on these target[illegible] to drilling in 2005.

Dr. Burkhard Dressler, P.Geo., Chief Geologist and Vice-President, NovaWest Resources Inc., is Novawest's Qualified Person for this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.